Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on July 19, 2012. Stockholders voted as indicated below:
						           Withheld
                                        Affirmative        Authority


Re-election of Deborah A. DeCotis
Class III to serve until the annual
meeting for the 2014-2015 fiscal year   35,311,337         1,107,787

Re-election of Alan Rappaport
Class III to serve until the annual
meeting for the 2014-2015 fiscal year   35,270,073         1,149,051

The other members of the Board of Directors at the time of the meeting, namely, Messrs. Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, and John C. Maney+ continued to serve as Directors of the Fund.

+ Interested Director